Exhibit 99.3

Cameco Corporation

2026 condensed consolidated interim financial statements

(unaudited)

October 29, 2026

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands, except per share amounts)		Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Revenue from products and services	12	$619,064	$614,555	$2,278,201	$2,281,003
Cost of products and services sold		432,649	385,197	1,460,808	1,377,345
Depreciation and amortization		64,179	59,108	203,436	206,182

Cost of sales		496,828	444,305	1,664,244	1,583,527

Gross profit		122,236	170,250	613,957	697,476
Administration		60,683	67,499	260,139	222,755
Exploration		12,063	7,995	27,953	21,927
Research and development		12,862	10,282	36,472	23,556
Other operating income	10	(31,025)	(8,362)	(27,230)	(17,589)
Loss (gain) on disposal of assets		693	(204)	1,686	2,026

Earnings from operations		66,960	93,040	314,937	444,801
Finance costs	13	(31,357)	(28,058)	(88,857)	(85,133)
Gain (loss) on derivatives	19	(17,971)	(69,808)	(120,012)	68,996
Finance income		7,011	6,807	24,860	15,903
Share of earnings (loss) from equity-accounted investees	7	(900)	(16,291)	73,576	145,279
Foreign exchange gains (losses)		4,695	29,689	32,005	(60,129)
Other income	14	26,051	330	26,807	1,119

Earnings before income taxes		54,489	15,709	263,316	530,836
Income tax expense	15	11,779	15,867	64,646	140,357

Net earnings (loss)		42,710	(158)	198,670	390,479

Net earnings (loss) attributable to:
Equity holders		$42,717	$(141)	$198,686	$390,511
Non-controlling interest		(7)	(17)	(16)	(32)

Net earnings (loss)		$42,710	$(158)	$198,670	$390,479

Earnings per common share attributable to equity holders:
Basic	16	$0.10	$—	$0.46	$0.90

Diluted	16	$0.10	$—	$0.46	$0.90

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Net earnings (loss)	$42,710	$(158)	$198,670	$390,479
Other comprehensive income, net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(4)	(37)

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	31,755	47,657	152,376	(57,992)
Gains (losses) on derivatives designated as cash flow hedges - equity-accounted investee[2]	33,266	(2,274)	40,551	(44,289)
Exchange differences on translation of foreign operations - equity-accounted investee	(10,644)	(8,938)	(45,101)	128,049

Other comprehensive income, net of taxes	54,377	36,445	147,822	25,731

Total comprehensive income	$97,087	$36,287	346,492	416,210

Other comprehensive income (loss) attributable to:
Equity holders	$54,377	$36,445	$147,821	$25,732
Non-controlling interest	—	—	1	(1)

Other comprehensive income	$54,377	$36,445	$147,822	$25,731

Total comprehensive income (loss) attributable to:
Equity holders	$97,094	$36,304	$346,507	$416,243
Non-controlling interest	(7)	(17)	(15)	(33)

Total comprehensive income	$97,087	$36,287	$346,492	$416,210

[1]	Net of tax (Q3 2026 - $0; Q3 2025 - $0; 2026 - $1; 2025 - $13)
[2]	Net of tax (Q3 2026 - $(11,350); Q3 2025 - $2,231; 2026 - $(14,734); 2025 - $14,225)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Sep 30/26	Dec 31/25
Assets
Current assets
Cash and cash equivalents		$859,820	$1,114,860
Short-term investments		—	99,603
Accounts receivable		305,064	360,312
Current tax assets		19,235	11,974
Inventories	5	828,516	843,989
Supplies and prepaid expenses		232,815	169,339
Current portion of long-term receivables, investments and other	6	30,020	39,138

Total current assets		2,275,470	2,639,215

Property, plant and equipment		3,595,789	3,325,077
Intangible assets		33,834	36,162
Long-term receivables, investments and other	6	916,962	647,245
Investment in equity-accounted investees	7	2,959,597	2,987,126
Deferred tax assets	15	595,934	666,457

Total non-current assets		8,102,116	7,662,067

Total assets		$10,377,586	$10,301,282

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		563,140	871,355
Current tax liabilities		21,638	16,516
Current portion of other liabilities	9	244,159	134,667
Current portion of provisions	10	64,428	47,648

Total current liabilities		893,365	1,070,186

Long-term debt	8	996,952	996,348
Other liabilities	9	338,592	377,955
Provisions	10	914,801	953,415

Total non-current liabilities		2,250,345	2,327,718

Shareholders’ equity
Share capital	11	2,939,763	2,938,235
Contributed surplus		193,859	211,412
Retained earnings		3,807,460	3,608,778
Other components of equity		292,763	144,938

Total shareholders’ equity attributable to equity holders		7,233,845	6,903,363
Non-controlling interest		31	15

Total shareholders’ equity		7,233,876	6,903,378

Total liabilities and shareholders’ equity		$10,377,586	$10,301,282

Commitments and contingencies [notes 10, 15]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2026	$2,938,235	$211,412	$3,608,778	$165,966	$(20,280)	$(748)	$6,903,363	$15	$6,903,378
Net earnings (loss)	—	—	198,686	—	—	—	198,686	(16)	198,670
Other comprehensive income (loss)	—	—	(4)	107,274	40,551	—	147,821	1	147,822

Total comprehensive income (loss) for the period	—	—	198,682	107,274	40,551	—	346,507	(15)	346,492

Share-based compensation	—	8,779	—	—	—	—	8,779	—	8,779
Stock options exercised	1,528	(382)	—	—	—	—	1,146	—	1,146
Restricted share units settled	—	(25,950)	—	—	—	—	(25,950)	—	(25,950)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at September 30, 2026	$2,939,763	$193,859	$3,807,460	$273,240	$20,271	$(748)	$7,233,845	$31	$7,233,876

Balance at January 1, 2025	$2,935,367	$210,784	$3,099,264	$104,245	$15,395	$(748)	$6,364,307	$26	$6,364,333
Net earnings (loss)	—	—	390,511	—	—	—	390,511	(32)	390,479
Other comprehensive income (loss)	—	—	(37)	70,058	(44,289)	—	25,732	(1)	25,731

Total comprehensive income (loss) for the period	—	—	390,474	70,058	(44,289)	—	416,243	(33)	416,210

Share-based compensation	—	6,897	—	—	—	—	6,897	—	6,897
Stock options exercised	1,846	(449)	—	—	—	—	1,397	—	1,397
Restricted share units settled	—	(8,330)	—	—	—	—	(8,330)	—	(8,330)
Dividends	—	—	8	—	—	—	8	—	8
Transactions with owners - contributed equity	—	—	—	—	—	—	—	25	25

Balance at September 30, 2025	$2,937,213	$208,902	$3,489,746	$174,303	$(28,894)	$(748)	$6,780,522	$18	$6,780,540

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Operating activities
Net earnings (loss)		$42,710	$(158)	$198,670	$390,479
Adjustments for:
Depreciation and amortization		64,179	59,108	203,436	206,182
Deferred revenue		(28,735)	(1,841)	(34,861)	(18,766)
Unrealized loss (gain) on derivatives		6,926	66,016	104,378	(110,534)
Share-based compensation	18	2,982	2,446	8,779	6,897
Loss (gain) on disposal of assets		693	(204)	1,686	2,026
Finance costs	13	31,357	28,058	88,857	85,133
Finance income		(7,011)	(6,807)	(24,860)	(15,903)
Share of loss (earnings) in equity-accounted investees		900	16,291	(73,576)	(145,279)
Foreign exchange losses (gains)		(4,695)	(29,689)	(32,005)	60,129
Other operating income	10	(31,025)	(8,362)	(27,230)	(17,589)
Other income	14	(26,051)	(329)	(26,807)	(1,117)
Income tax expense	15	11,779	15,867	64,646	140,357
Interest received		7,011	6,807	25,291	15,903
Income taxes paid		(47,968)	(8,791)	(284,876)	(79,844)
Dividends from equity-accounted investees		—	—	246,059	206,717
Other operating items	17	(627)	(1,220)	(51,043)	(39,821)
Decrease (increase) in non-cash working capital	17	(19,138)	18,524	(274,500)	46,137

Net cash provided by operations		3,287	155,716	112,044	731,107

Investing activities
Additions to property, plant and equipment		(137,272)	(92,510)	(321,505)	(223,891)
Acquisitions	4	(113,197)	—	(113,197)	—
Proceeds from short-term investments		—	—	99,603	—
Increase in long-term receivables, investments and other		—	(1,114)	—	(1,137)
Proceeds from sale of property, plant and equipment		39	32	180	111

Net cash used in investing		(250,430)	(93,592)	(334,919)	(224,917)

Financing activities
Decrease in debt		—	—	—	(285,240)
Interest paid		(3,341)	(3,911)	(29,667)	(31,162)
Lease principal payments		(485)	(628)	(2,391)	(2,358)
Proceeds from issuance of shares, stock option plan		—	300	1,146	1,397
Dividends returned		—	—	—	8

Net cash used in financing		(3,826)	(4,239)	(30,912)	(317,355)

Increase (decrease) in cash and cash equivalents, during the period		(250,969)	57,885	(253,787)	188,835
Exchange rate changes on foreign currency cash balances		(1,929)	4,474	(1,253)	(10,646)
Cash and cash equivalents, beginning of period		1,112,718	716,292	1,114,860	600,462

Cash and cash equivalents, end of period		$859,820	$778,651	$859,820	$778,651

Cash and cash equivalents is comprised of:
Cash				715,821	548,794
Cash equivalents				143,999	229,857

Cash and cash equivalents				$859,820	$778,651

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2026 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 7).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 20 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 29, 2026.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2025.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2025, consolidated financial statements. In addition, significant estimates are required for the determination of fair value assets and liabilities acquired in a business combination. Further information about the techniques and assumptions used to measure acquisition fair values is included in note 4.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective on January 1, 2026, but other than the one noted below, they were not applicable to the Company’s financial statements.

i.	Classification and measurement of financial instruments

In May 2024, the International Accounting Standards Board (IASB) issued Amendments to the Classification and Measurement of Financial Instruments, amending IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments clarified the recognition and derecognition dates of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified the assessment of certain cash flow characteristics and additional disclosure requirements for financial instruments with contingent features and equity instruments designated at fair value through other comprehensive income. The amendments did not have a material impact on the Company’s financial statements and no additional disclosures were required.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2026, and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on the financial statement presentation and disclosures is described below.

i.	Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), replacing IAS 1, Presentation of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027. Retrospective application is required, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring the classification of income and expenses in the statement of profit or loss into five categories and the presentation of two newly defined subtotals, requiring disclosures about management-defined performance measures, and introducing enhanced principles for aggregation and disaggregation of information. Cameco continues to assess the impact of this standard on its financial statements and disclosures.

4.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On July 2, 2026, Cameco and Orano Canada Inc. (Orano) completed the acquisition of TEPCO Resources Inc.’s (TEPCO) 5.000% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 57.418% (previously 54.547%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $113,197,000 was paid for the additional 2.871% interest. The additional interest has been proportionately consolidated with the results of Cameco commencing on July 2, 2026.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of the year, Cameco’s share of production would have included an additional 225,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,025,000 have been included in administration expense in the consolidated statements of earnings for the nine-month period ended September 30, 2026.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$165,136
Working capital	157
Reclamation provision	(1,664)
Sales contracts	(15,275)
Deferred tax liability	(9,457)

Net assets acquired	$138,897

Cash paid	113,197

Bargain purchase gain(a)	$25,700

(a)

The bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of assets and liabilities that were acquired as part of the transaction to be measured at fair value at the acquisition date. The acquisition date fair values exceeded the amount paid due primarily to the impact of rising uranium price forecasts. The resulting gain is included in other income in the consolidated statement of earnings.

The accounting for the acquisition will be revised if, within one year of the acquisition date, new information is obtained about facts and circumstances that existed at the date of acquisition. Revision will occur if this new information identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition.

5.	Inventories

	Sep 30/26	Dec 31/25
Uranium
Concentrate	$494,343	$601,911
Broken ore	90,880	58,341

	585,223	660,252
Fuel services	241,081	181,379
Other	2,212	2,358

Total	$828,516	$843,989

Cameco expensed $400,382,000 of inventory as cost of sales during the third quarter of 2026 (2025 - $351,713,000) and $1,401,862,000 for the nine months ended September 30, 2026 (2025 - $1,356,896,000).

6.	Long-term receivables, investments and other

	Sep 30/26	Dec 31/25
Derivatives [note 19]	$—	$21,166
Investment tax credits	99,263	97,186
Amounts receivable related to tax dispute [note 15](a)	209,125	209,125
Income tax receivable(b)	345,936	65,653
Product loan(c)	288,294	288,294
Other	4,364	4,959

	946,982	686,383
Less current portion	(30,020)	(39,138)

Net	$916,962	$647,245

(a)

Cameco is required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)

As a result of Cameco’s dispute with CRA, Cameco has drawn down the tax pools available to us and we were required to remit cash tax for the 2024 to 2026 tax years. Cameco expects to recover this amount.

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at September 30, 2026, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2025 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at September 30, 2026, 3,600,000 pounds of U3O8 (December 31, 2025 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2025 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco’s weighted average cost of inventory at the time the loans were drawn.

7.	Equity-accounted investees

	Sep 30/26	Dec 31/25
Interest in Westinghouse	$2,613,219	$2,671,846
Interest in JV Inkai	346,378	315,280
Interest in Global Laser Enrichment (GLE)	—	—

	$2,959,597	$2,987,126

A.	Joint ventures

i.	Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive income (loss) of Westinghouse (100%):

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Revenue from products and services	$1,827,454	$1,422,462	$5,360,459	$5,102,088
Cost of products and services sold	(1,311,317)	(947,130)	(3,859,126)	(3,305,455)
Depreciation and amortization	(202,070)	(191,396)	(594,854)	(582,572)
Marketing, administrative and general expenses	(228,494)	(221,324)	(639,915)	(648,609)
Finance income	1,084	1,412	3,492	4,113
Finance costs	(92,654)	(100,021)	(278,129)	(303,891)
Other expense	(55,391)	(37,631)	(187,072)	(150,357)
Income tax recovery (expense)	12,663	7,712	32,150	(50,851)

Net earnings (loss)	$(48,725)	$(65,916)	$(162,995)	$64,466

Other comprehensive income (loss)	46,168	(22,881)	(9,293)	170,864

Total comprehensive income (loss)	$(2,557)	$(88,797)	$(172,288)	$235,330

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/26	Dec 31/25
Cash and cash equivalents	$347,857	$268,310
Other current assets	3,055,312	2,665,145
Intangible assets	7,077,816	7,186,939
Goodwill	1,715,473	1,667,293
Non-current assets	3,305,507	3,126,447
Current portion of long-term debt	(49,236)	(48,695)
Other current liabilities	(3,456,335)	(2,827,358)
Long-term debt	(4,819,102)	(4,682,928)
Other non-current liabilities	(1,995,567)	(2,049,246)

Net assets	5,181,725	5,305,907

Net assets attributable to non-controlling interest	(28,286)	(26,408)

Net assets attributable to shareholders	5,153,439	5,279,499

Cameco’s share of net assets attributable to shareholders (49%)	2,525,185	2,586,955
Acquisition costs(a)	83,896	83,896
Impact of foreign exchange on acquisition costs(a)	4,138	995

Carrying amount of interest in Westinghouse	$2,613,219	$2,671,846

(a)	Cameco incurred acquisition costs that were denominated in US dollars. This amount was included in the cost of the investment and is remeasured every period.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. Cameco does not have joint control over the joint venture and as a result, Cameco accounts for JV Inkai on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the total comprehensive income of JV Inkai (100%):

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Revenue from products and services	$46,532	$66,160	$457,435	$224,060
Cost of products and services sold	(15,321)	(13,523)	(134,474)	(53,143)
Depreciation and amortization	(2,748)	(3,806)	(26,969)	(15,050)
Finance income	1,150	936	5,625	4,440
Finance costs	(91)	(127)	(272)	(396)
Other expense	(28,320)	(8,918)	(69,603)	(20,732)
Income tax expense	(200)	(8,111)	(46,722)	(27,724)

Net earnings	$1,002	$32,611	$185,020	$111,455

Other comprehensive income	—	—	—	—

Total comprehensive income	$1,002	$32,611	$185,020	$111,455

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/26	Dec 31/25
Cash and cash equivalents	$52,826	$46,266
Other current assets	817,888	847,942
Non-current assets	386,053	325,363
Current liabilities	(113,954)	(52,410)
Non-current liabilities	(18,933)	(23,463)

Net assets	1,123,880	1,143,698

Cameco’s share of net assets (40%)	449,552	457,479
Consolidating adjustments(a)	(35,378)	(116,494)
Fair value increment(b)	73,115	74,643
Dividends declared but not received	—	7,209
Dividends in excess of ownership percentage(c)	(117,175)	(109,064)
Impact of foreign exchange	(23,736)	1,507

Carrying amount of interest in JV Inkai	$346,378	$315,280

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Long-term debt

	Sep 30/26	Dec 31/25
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,434	$99,416
Series H - 2.95% debentures due October 21, 2027	399,591	399,302
Series I - 4.94% debentures due May 24, 2031	497,927	497,630

Total	$996,952	$996,348

9.	Other liabilities

	Sep 30/26	Dec 31/25
Deferred sales	$46,959	$81,813
Derivatives [note 19]	102,133	18,921
Accrued pension and post-retirement benefit liability	72,515	83,887
Lease obligation	12,092	14,933
Product loans(a)	262,684	240,057
Sales contracts	17,067	2,553
Other	69,301	70,458

	582,751	512,622
Less current portion	(244,159)	(134,667)

Net	$338,592	$377,955

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,707,000 kgU of UF6 conversion services and 7,920,000 pounds of U3O8 until January 1, 2032 with repayment in kind up to March 31, 2032. Under the facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. The loans are recorded at the best estimate of the cost to settle the liability using Cameco’s weighted average cost of inventory. Certain facilities permit the lender to demand repayment with 90 days’ notice and accordingly the balances subject to these demand repayment terms are classified as current.

During the nine months ended September 30, 2026, Cameco repaid 51,000 kgU of UF6 conversion services. At September 30, 2026, we have 1,234,000 kgU of UF6 conversion services (December 31, 2025 - 1,285,000 kgU) drawn on the loans with contractual repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
kgU of UF6	139,000	750,000	—	—	—	345,000	1,234,000

While 750,000 kgU have contractual repayment dates in 2027 and 345,000 kgU have contractual repayment dates beyond 2030, these amounts are subject to demand repayment provisions.

During the nine months ended September 30, 2026, Cameco borrowed an additional 750,000 pounds of U3O8 and repaid 132,000 pounds of U3O8. At September 30, 2026 we have 3,975,000 pounds of U3O8 (December 31, 2025 - 3,357,000 pounds) drawn with contractual repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
lbs of U3O8	364,000	1,960,000	750,000	—	—	901,000	3,975,000

While 575,000 lbs have contractual repayment dates in 2027 and 901,000 lbs have contractual repayment dates beyond 2030, these amounts are subject to demand repayment provisions.

10.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$989,859	$11,204	$1,001,063
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(18,531)	—	(18,531)
Recognized in earnings	(27,230)	(1,099)	(28,329)
Acquisitions [note 4]	1,664	—	1,664
Provisions used during the period	(19,015)	(726)	(19,741)
Accretion [note 13]	31,667	217	31,884
Effects of movements in exchange rates	11,219	—	11,219

End of period	$969,633	$9,596	$979,229

Current	56,910	7,518	64,428
Non-current	912,723	2,078	914,801

	$969,633	$9,596	$979,229

11.	Share capital

At September 30, 2026, there were 435,532,978 common shares outstanding. Options in respect of 39,063 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2026, there were no options that were exercised resulting in the issuance of shares (2025 - 19,710). For the nine months ended September 30, 2026, there were 75,000 options exercised that resulted in the issuance of shares (2025 - 95,075).

12.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 20):

For the three months ended September 30, 2026

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$224,432	$60,692	$6,003	$291,127
Europe	179,407	31,747	—	211,154
Asia	114,160	2,623	—	116,783

	$517,999	$95,062	$6,003	$619,064

Contract type
Fixed-price	$112,477	$86,348	$6,003	$204,828
Market-related	405,522	8,714	—	414,236

	$517,999	$95,062	$6,003	$619,064

For the three months ended September 30, 2025

		Uranium	Fuel services	Total
Customer geographical region
Americas		$213,373	$56,694	$270,067
Europe		141,501	23,311	164,812
Asia		168,377	11,299	179,676

		$523,251	$91,304	$614,555

Contract type
Fixed-price		$79,118	$85,137	$164,255
Market-related		444,133	6,167	450,300

		$523,251	$91,304	$614,555

For the nine months ended September 30, 2026

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$910,911	$241,150	$9,114	$1,161,175
Europe	719,219	111,230	—	830,449
Asia	258,328	28,249	—	286,577

	$1,888,458	$380,629	$9,114	$2,278,201

Contract type
Fixed-price	$414,556	$340,093	$9,114	$763,763
Market-related	1,473,902	40,536	—	1,514,438

	$1,888,458	$380,629	$9,114	$2,278,201

For the nine months ended September 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$956,640	$267,654	$45,562	$1,269,856
Europe	505,552	103,752	—	609,304
Asia	385,250	16,593	—	401,843

	$1,847,442	$387,999	$45,562	$2,281,003

Contract type
Fixed-price	$520,358	$359,360	$45,562	$925,280
Market-related	1,327,084	28,639	—	1,355,723

	$1,847,442	$387,999	$45,562	$2,281,003

13. Finance costs

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Interest on long-term debt	$12,865	$12,985	$37,678	$41,281
Accretion [note 10]	10,860	10,325	31,884	29,890
Other charges	7,632	4,748	19,295	13,962

Total	$31,357	$28,058	$88,857	$85,133

14.	Other income

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Bargain purchase gain [note 4]	25,700	—	25,700	—
Other	351	330	1,107	1,119

Total	$26,051	$330	$26,807	$1,119

15.	Income taxes

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Earnings (loss) before income taxes
Canada	$80,576	$61,855	$387,826	$586,632
Foreign	(26,087)	(46,146)	(124,510)	(55,796)

	$54,489	$15,709	$263,316	$530,836

Current income taxes (recovery)
Canada	$(1,050)	$(310)	$124	$(5,999)
Foreign	622	1,726	3,231	4,132

	$(428)	$1,416	$3,355	$(1,867)
Deferred income taxes
Canada	$11,581	$13,688	$61,286	$138,949
Foreign	626	763	5	3,275

	$12,207	$14,451	$61,291	$142,224

Income tax expense	$11,779	$15,867	$64,646	$140,357

Cameco has recorded $595,934,000 of deferred tax assets (December 31, 2025 - $666,457,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Reassessments

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

16.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$42,717	$(141)	$198,686	$390,511
Weighted average common shares outstanding	435,533	435,390	435,532	435,345

Basic earnings per common share	$0.10	$—	$0.46	$0.90

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$42,717	$(141)	$198,686	$390,511
Weighted average common shares outstanding	435,533	435,390	435,532	435,345
Dilutive effect of stock options	35	—	102	213

Weighted average common shares outstanding, assuming dilution	435,568	435,390	435,634	435,558

Diluted earnings per common share	$0.10	$—	$0.46	$0.90

(a) For the quarter ended September 30, 2025, 158 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

17.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Changes in non-cash working capital:
Accounts receivable	$30,326	$100,380	$71,248	$153,770
Inventories	(41,492)	(775)	74,743	174,491
Supplies and prepaid expenses	(53,090)	(34,032)	(63,358)	(36,358)
Accounts payable and accrued liabilities	45,118	(47,049)	(357,133)	(245,766)

Total decrease (increase) in non-cash working capital	$(19,138)	$18,524	$(274,500)	$46,137

Other operating items:
Restricted share units settled	$—	$—	$(25,950)	$(8,330)
Reclamation payments	(6,130)	(6,035)	(19,741)	(20,943)
Other	5,503	4,815	(5,352)	(10,548)

Total other operating items	$(627)	$(1,220)	$(51,043)	$(39,821)

18.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,553,285 shares have been issued. As of September 30, 2026, the total number of stock options held by the participants was 39,063 (December 31, 2025 - 114,063).

B.	Executive performance share unit (PSU)

During the nine months ended September 30, 2026, the Company granted 125,670 PSUs. The weighted average fair value per unit at the date of issue was $161.38. As of September 30, 2026, the total number of PSUs held by the participants was 485,730 (December 31, 2025 - 584,657).

C.	Restricted share unit (RSU)

During the nine months ended September 30, 2026, the Company granted 193,671 RSUs. The weighted average fair value per unit at the date of issue was $161.38. As of September 30, 2026, the total number of RSUs held by the participants was 616,579 (December 31, 2025 - 757,959).

D.	Deferred share unit (DSU)

During the nine months ended September 30, 2026, the Company issued 10,505 DSUs. The weighted average fair value per unit at the date of issue was $145.95. As of September 30, 2026, the total number of DSUs held by participating directors was 244,975 (December 31, 2025 - 335,436).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Employee share ownership plan(a)	$1,797	$1,530	$4,982	$4,202
Restricted share unit plan	2,982	2,446	8,779	6,897

Total	$4,779	$3,976	$13,761	$11,099

(a)	The total number of shares purchased in 2026 with Company contributions was 34,492 (2025 - 52,927).

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Performance share unit plan	$969	$6,563	$31,675	$21,078
Deferred share unit plan	(5,166)	5,116	2,983	13,969
Restricted share unit plan	287	6,745	17,490	14,697
Phantom stock option plan	(264)	318	(28)	859
Phantom restricted share unit plan	23	443	1,128	947

	$(4,151)	$19,185	$53,248	$51,550

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

19.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2026

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$859,820	$859,820
Accounts receivable	—	305,064	305,064

	$—	$1,164,884	$1,164,884

Financial liabilities
Accounts payable and accrued liabilities	$—	$563,140	$563,140
Derivative liabilities [note 9]
Foreign currency contracts	100,486	—	100,486
Interest rate contracts	1,647	—	1,647
Long-term debt [note 8]	—	996,952	996,952

	102,133	1,560,092	1,662,225

Net	$(102,133)	$(395,208)	$(497,341)

At December 31, 2025

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,114,860	$1,114,860
Short-term investments	—	99,603	99,603
Accounts receivable	—	360,312	360,312
Derivative assets [note 6]
Foreign currency contracts	21,166	—	21,166

	$21,166	$1,574,775	$1,595,941

Financial liabilities
Accounts payable and accrued liabilities	$—	$871,355	$871,355
Derivative liabilities [note 9]
Foreign currency contracts	17,244	—	17,244
Interest rate contracts	1,677	—	1,677
Long-term debt [note 8]	—	996,348	996,348

	18,921	1,867,703	1,886,624

Net	$2,245	$(292,928)	$(290,683)

(a)

Cameco has pledged $245,947,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash and, accordingly, it is included in cash and cash equivalents.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair value measurements of Cameco’s financial instruments:

As at September 30, 2026

	Carrying value	Fair Value
Derivative liabilities [note 9]
Foreign currency contracts	(100,486)	(100,486)
Interest rate contracts	(1,647)	(1,647)
Long-term debt [note 8]	(996,952)	(1,022,360)

Net	$(1,099,085)	$(1,124,493)

As at December 31, 2025

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$21,166	$21,166
Derivative liabilities [note 9]
Foreign currency contracts	(17,244)	(17,244)
Interest rate contracts	(1,677)	(1,677)
Long-term debt [note 8]	(996,348)	(1,046,819)

Net	$(994,103)	$(1,044,574)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments at fair value which is classified as recurring level 2 fair value measurement.

Cameco’s long-term debt is carried at amortized cost. The fair value is measured for disclosure purposes and determined using quoted market yields as of the reporting date, which ranged from 2.7% to 4.1% (2025—2.5% to 3.7%). Long-term debt is classified as a recurring level 2 fair value measurement.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Overnight Repo Rate Average forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/26	Dec 31/25
Non-hedge derivatives:
Foreign currency contracts	$(100,486)	$3,922
Interest rate contracts	(1,647)	(1,677)

Net	$(102,133)	$2,245

Classification:
Current portion of long-term receivables, investments and other [note 6]	$—	$8,933
Long-term receivables, investments and other [note 6]	—	12,233
Current portion of other liabilities [note 9]	(59,490)	(12,345)
Other liabilities [note 9]	(42,643)	(6,576)

Net	$(102,133)	$2,245

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings:

	Three months ended		Nine months ended
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Non-hedge derivatives:
Foreign currency contracts	$(17,654)	$(69,939)	$(119,664)	$68,642
Interest rate contracts	(317)	131	(348)	354

Net	$(17,971)	$(69,808)	$(120,012)	$68,996

20.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The uranium segment also includes our share of earnings from our equity-accounted investee, JV Inkai (see note 7). The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 7). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions, including annual maintenance and other temporary shutdowns. Cameco expensed $33,120,000 of care and maintenance costs during the third quarter of 2026 (2025 - $35,094,000). For the nine months ended September 30, 2026, Cameco expensed $95,980,000 (2025 - $76,572,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

Business segments

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the three months ended September 30, 2026

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$517,999	$95,062	$895,452	$(895,452)	$6,003	$619,064
Expenses
Cost of products and services sold	355,041	75,469	642,545	(642,545)	2,139	432,649
Depreciation and amortization	52,291	9,985	99,014	(99,014)	1,903	64,179

Cost of sales	407,332	85,454	741,559	(741,559)	4,042	496,828

Gross profit (loss)	110,667	9,608	153,893	(153,893)	1,961	122,236
Administration	—	—	111,962	(111,962)	60,683	60,683
Exploration	12,063	—	—	—	—	12,063
Research and development	—	—	—	—	12,862	12,862
Other operating income	(27,422)	(3,603)	—	—	—	(31,025)
Loss (gain) on disposal of assets	(13)	706	—	—	—	693
Finance costs	—	—	45,400	(45,400)	31,357	31,357
Loss on derivatives	—	—	—	—	17,971	17,971
Finance income	—	—	(531)	531	(7,011)	(7,011)
Share of loss (earnings) from equity-accounted investees	(22,975)	—	—	23,875	—	900
Foreign exchange gains	—	—	—	—	(4,695)	(4,695)
Other expense (income)	(25,700)	—	27,142	(27,142)	(351)	(26,051)

Earnings (loss) before income taxes	174,714	12,505	(30,080)	6,205	(108,855)	54,489

Income tax expense						11,779

Net earnings						$42,710

For the three months ended September 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$523,251	$91,304	$697,006	$(697,006)	$—	$614,555
Expenses
Cost of products and services sold	314,726	70,129	464,094	(464,094)	342	385,197
Depreciation and amortization	50,716	6,655	93,784	(93,784)	1,737	59,108

Cost of sales	365,442	76,784	557,878	(557,878)	2,079	444,305

Gross profit (loss)	157,809	14,520	139,128	(139,128)	(2,079)	170,250
Administration	—	—	108,449	(108,449)	67,499	67,499
Exploration	7,995	—	—	—	—	7,995
Research and development	—	—	—	—	10,282	10,282
Other operating income	(5,996)	(2,366)	—	—	—	(8,362)
Loss (gain) on disposal of assets	(209)	5	—	—	—	(204)
Finance costs	—	—	49,010	(49,010)	28,058	28,058
Loss on derivatives	—	—	—	—	69,808	69,808
Finance income	—	—	(692)	692	(6,807)	(6,807)
Share of loss (earnings) from equity-accounted investees	(16,008)	—	—	32,299	—	16,291
Foreign exchange gains	—	—	—	—	(29,689)	(29,689)
Other expense (income)	—	—	18,439	(18,439)	(330)	(330)

Earnings (loss) before income taxes	172,027	16,881	(36,078)	3,779	(140,900)	15,709

Income tax expense						15,867

Net loss						$(158)

For the nine months ended September 30, 2026

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,888,458	$380,629	$2,626,625	(2,626,625)	$9,114	$2,278,201
Expenses
Cost of products and services sold	1,193,609	264,224	1,890,972	(1,890,972)	2,975	1,460,808
Depreciation and amortization	167,463	30,881	291,478	(291,478)	5,092	203,436

Cost of sales	1,361,072	295,105	2,182,450	(2,182,450)	8,067	1,664,244

Gross profit (loss)	527,386	85,524	444,175	(444,175)	1,047	613,957
Administration	—	—	313,558	(313,558)	260,139	260,139
Exploration	27,953	—	—	—	—	27,953
Research and development	—	—	—	—	36,472	36,472
Other operating income	(24,350)	(2,880)	—	—	—	(27,230)
Loss on disposal of assets	349	1,311	—	—	26	1,686
Finance costs	—	—	136,283	(136,283)	88,857	88,857
Loss on derivatives	—	—	—	—	120,012	120,012
Finance income	—	—	(1,711)	1,711	(24,860)	(24,860)
Share of loss (earnings) from equity-accounted investees	(153,444)	—	—	79,868	—	(73,576)
Foreign exchange gains	—	—	—	—	(32,005)	(32,005)
Other expense (income)	(25,700)	—	91,665	(91,665)	(1,107)	(26,807)

Earnings (loss) before income taxes	702,578	87,093	(95,620)	15,752	(446,487)	263,316

Income tax expense						64,646

Net earnings						$198,670

For the nine months ended September 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,847,442	$387,999	$2,500,023	$(2,500,023)	$45,562	$2,281,003
Expenses
Cost of products and services sold	1,095,831	236,264	1,619,673	(1,619,673)	45,250	1,377,345
Depreciation and amortization	173,510	27,092	285,460	(285,460)	5,580	206,182

Cost of sales	1,269,341	263,356	1,905,133	(1,905,133)	50,830	1,583,527

Gross profit (loss)	578,101	124,643	594,890	(594,890)	(5,268)	697,476
Administration	—	—	317,818	(317,818)	222,755	222,755
Exploration	21,927	—	—	—	—	21,927
Research and development	—	—	—	—	23,556	23,556
Other operating income	(12,720)	(4,869)	—	—	—	(17,589)
Loss on disposal of assets	1,855	171	—	—	—	2,026
Finance costs	—	—	148,907	(148,907)	85,133	85,133
Gain on derivatives	—	—	—	—	(68,996)	(68,996)
Finance income	—	—	(2,015)	2,015	(15,903)	(15,903)
Share of earnings from equity-accounted investees	(113,691)	—	—	(31,588)	—	(145,279)
Foreign exchange losses	—	—	—	—	60,129	60,129
Other expense (income)	—	—	73,675	(73,675)	(1,119)	(1,119)

Earnings (loss) before income taxes	680,730	129,341	56,505	(24,917)	(310,823)	530,836

Income tax expense						140,357

Net earnings						$390,479

21.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers and other local businesses to support economic development in the region. The president of several of these suppliers is a member of the board of directors. During the third quarter of 2026, Cameco paid these suppliers $27,686,000 (2025 - $21,216,000). During the nine months ended September 30, 2026, Cameco paid these suppliers $79,226,000 (2025 - $63,815,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $2,011,000 at the reporting date (December 31, 2025 - $2,138,000).

Other related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Nine months ended		as at
	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25	Sep 30/26	Sep 30/25
Joint venture
Sales revenue(a)	$808	$93	$65,667	$69,749	$766	$—
Fuel storage and handling(a)	—	—	25	1	—	—
Deferred sales(a)					32,328	68,943
Dividend received(a)	—	—	67,507	69,747	—	—
Associate
Product purchases(b)	—	12,006	111,123	12,006	88,629	12,110
Dividends received(b)	—	—	178,552	136,970	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse.

(b)

Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms. Cash dividends are also received from JV Inkai.